275 Seventh Avenue, 16th Floor, New York, NY 10001 WWW.UNITEHERE.ORG

May 14, 2025

At PENN Entertainment’s Annual Meeting on June 17, 2025, please vote FOR three board directors nominated by HG Vora on its gold universal proxy card.

Dear PENN Entertainment Shareholder:

We urge you to vote FOR three director candidates Johnny Hartnett, Carlos Ruisanchez, and William J. Clifford, nominated by HG Vora Capital Management, LLC (“HG Vora”), at the PENN Entertainment, Inc. (“PENN” or the “Company”) Annual Meeting of Shareholders on June 17, 2025.

As a long-term shareholder of the Company that represents workers at four PENN-operated casinos, UNITE HERE is alarmed by the Company’s 48% loss in share value between January 30, 2020 and May 11, 2025.

This poor outcome stems in part from PENN’s multi-billion-dollar bet on Interactive gaming that is failing to achieve its market share goals, including the Company’s partnership with Barstool Sports between 2020 and 2023, which created negative press and led to PENN being investigated and fined by gaming regulators.

In response to HG Vora’s director nominations, PENN announced on April 28, 2025, that two of the Company’s incumbent board members would not stand for re-election and that a third director would retire. At the same time, PENN placed two of HG Vora’s three board nominees on the Company’s proxy ballot.

In the process, PENN has reduced the number of board seats open for election this year from 3 to 2. HG Vora has called this decision by the Company “an unlawful attempt to interfere with the ability of shareholders to elect a third (3rd) Class II director.”

On May 7, 2025, HG Vora filed a lawsuit in federal court against what it called PENN’s “Board Reduction Scheme.” The lawsuit seeks a court order to compel the Company to place “all three (3) of the Nominees on [PENN’s] proxy card.”

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UNITE HERE is concerned by the Company’s attempt to reduce the number of board seats that shareholders can vote on at this year’s Annual Meeting, which is the most recent instance of longstanding corporate governance deficiencies at PENN.

For years, the Company has maintained policies that flout benchmark policy recommendations such as:

•	PENN denies shareholders proxy access
•	PENN requires a supermajority vote (75%) for changes to its charter and bylaws
•	PENN denies shareholders a right to call special meetings
•	PENN does not use cumulative voting in board elections

While shareholders have proposed remedies for years, PENN has repeatedly ignored these attempts to strengthen the Company’s corporate governance:

•	PENN maintains a classified board structure and was unresponsive to 66 percent of shareholders who approved a proposal to declassify the board at the Company’s Annual Meeting in 2010.

•	The Company has a plurality voting standard for director elections despite two successful shareholder proposals in 2011 and 2012 to adopt a majority standard.

•	The Company has maintained executive pay policies that are misaligned with performance, drawing concern from a leading proxy advisor and shareholders. In 2022, 58% of shareholders voted against PENN’s “say on pay” proposal, and 42% of shareholders did so in 2024.

The Company’s current leadership has overseen decisions that have led to losses in shareholder value while seeking to insulate themselves from shareholder accountability. These factors compel a vote for all three of HG Vora's director nominees on its gold universal proxy card.

For more information, please contact Michael Hachey, UNITE HERE Gaming Industry Research Director, at mhachey@unitehere.org or (703) 344-4778.

UNITE HERE is not seeking to act as a proxy for any shareholder. We will not accept proxy cards, and any proxy cards received will be returned.

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